Exhibit 99.2

     Industry Canada                              Industrie Canada

Certificate of Amendment	Certificat de modification

Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

QUEST URANIUM CORPORATION

CORPORATION URANIUM QUEST		678493-3

Name of corporation-Dénomination de la société		Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:		Je certifie que les statuts de la société susmentionnée ont été modifiés:

a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	a) en vertu de l’article 13 de la Loi canadienne sur les sociétés par actions, conformément à l’avis ci-joint;

b) under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;	☐	b) en vertu de l’article 27 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

c) under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;	☑	c) en vertu de l’article 179 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes;

d) under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization;	☐	d) en vertu de l’article 191 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses de réorganisation ci-jointes;

August 30, 2007 / le 30 août 2007
Richard G. Shaw	Date of Amendment - Date de modification
Director - Directeur

Industry Canada	Industrie Canada	ELECTRONIC TRANSACTION REPORT	RAPPORT DE LA TRANSACTION ÉLECTRONIQUE

Canada Business Corporations Act	Loi canadienne sur les sociétés par actions	ARTICLES OF AMENDMENT (SECTIONS 27 OR 177)	CLAUSES MODIFICATRICES (ARTICLES 27 OU 177)

Processing Type - Mode de traitement: E-Commerce/Commerce-É

1. Name of Corporation - Dénomination de la société	2. Corporation No. - N° de la société

QUEST URANIUM CORPORATION CORPORATION URANIUM QUEST	678493-3

3. The articles of the above-named corporation are amended as follows: Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante:

By cancelling the schedule entitled “Other Provisions” annexed to the articles of incorporation of the Corporation dated June 6, 2007 and replacing same by the following provisions:

The board of directors of the Corporation may appoint additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, so long as the number of such additional directors so appointed does not exceed one-third of the number of directors elected at the previous annual meeting of shareholders, the whole in accordance with section 106(8) of the Canada Business Corporations Act.

Date	Name - Nom	Signature	Capacity of - en qualité
2007-08-30	NEIL WIENER		DIRECTOR